UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

 _______________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

BUENOS AIRES, May 12, 2023

Notice: CPSA-GG-N-0180/23-AL
Dear Mr./Ms.,
Bolsa de Comercio de Buenos Aires
Subject: Information set forth by Section 63 of Buenos Aires Stock Exchange Regulations

Dear Sir /Madam,

We contact you in compliance with the abovementioned section so as to inform that on May 12, 2023, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the period ended March 31, 2023 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.	Income (loss) for the three-month period ended March 31, 2023:

ARS 000
Income (loss) for the period
attributable to shareholders of the Company	148,960
attributable to non-controlling shareholding	(19,534)
Total income (loss) for the period- Income	129,426

2.	Other comprehensive income (loss) for the three-month period ended March 31, 2023:

ARS 000
Other comprehensive income (loss) for the period
attributable to shareholders of the Company	-
attributable to non-controlling shareholding	-
Total other comprehensive income (loss) for the period	-

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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3.	Total comprehensive income (loss) for the three-month period ended March 31, 2023:

ARS 000
Net comprehensive income (loss) for the period
attributable to shareholders of the Company	148,960
attributable to non-controlling shareholding	(19,534)
Total net comprehensive income (loss) for the period -Income	129,426

4.	Shareholders’ equity details divided in items and amounts as of March 31, 2023:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	95,604,223
Statutory reserve	14,970,602
Optional reserve	189,903,616
Other equity accounts	(7,072,013)
Retained earnings	23,141,564
Non-controlling shareholding	3,423,964
Total	321,485,978

attributable to shareholders of the Company	318,062,014
attributable to non-controlling shareholding	3,423,964

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5.	Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company, and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering, and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro Head of Market Relations CENTRAL PUERTO S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 15, 2023	By:	/s/Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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